SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Sevcon, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

81783K108

(CUSIP Number)

January 29, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81783K108	SCHEDULE 13G

(1)	Names of Reporting Persons Bassi Holding S.r.l.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power: 665,000(1)

(6) Shared Voting Power: 0

(7) Sole Dispositive Power: 665,000(1)

(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 665,000(1)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row 9: 12.3%(2)

(12)	Type of Reporting Person (See Instructions): CO

CUSIP No. 81783K108			SCHEDULE 13G

Item 1.
	(a)	Name of Issuer: Sevcon, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 155 Northboro Road, Southborough, MA 01772

Item 2.
	(a)	Name of Person Filing: Bassi Holding S.r.l. (the “Reporting Person”)
	(b)	Address or Principal Business Office or, if none, Residence: The business address for the Reporting Persons is Via Mensa, 3/2 S.Maria in Fabriago - 48022 Lugo (RA) - Italy.
	(c)	Citizenship: See Item 4 of the attached cover pages.
	(d)	Title of Class of Securities: Common Stock, par value $0.10 per share (the “Common Stock”).
	(e)	CUSIP No.: 81783K108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

CUSIP No. 81783K108	SCHEDULE 13G

Item 4.	Ownership.

(a) Amount beneficially owned: The Reporting Person is the beneficial owner of an aggregate of 665,000 shares of Common Stock.(1)
(b) Percent of class The amount beneficially owned by the Reporting Persons represents approximately 12.3% of the total issued and outstanding shares of Common Stock.(2)
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote The Reporting Person has the sole power to vote or direct the vote of 665,000 shares.(1)
(ii) Shared power to direct the vote The Reporting Person has the shared power to vote or direct the vote of 0 shares.
(iii) Sole power to dispose or to direct the disposition of The Reporting Person has the sole power to dispose or direct the disposition of 665,000 shares.(1)
(iv) Shared power to dispose or to direct the disposition of The Reporting Person has the shared power to dispose or direct the disposition of 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

(1)                                 This amount consists of: (i) 610,000 shares of Common Stock held by the Reporting Person; and (ii) warrants held by the Reporting Person to acquire 55,000 shares of Common Stock at a price of $10.00 per share at any time on or before July 8, 2021 (the “Warrants”).

(2)                                 Based on (i) 5,343,255 shares of Common Stock outstanding as of August 23, 2016, according to the Issuer’s Prospectus dated August 24, 2016 and filed by the Issuer with the Securities and Exchange Commission on August 24, 2016 and (ii) 55,000 shares of Common Stock issuable upon exercise of the Warrants.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2016

BASSI HOLDING S.R.L.

	By:	/s/ Bruno Bassi
Name: Bruno Bassi
Title: President